SUB-ITEM 77D

The Board of Trustees of MFS Intermediate Income Trust ("MIN") has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, MIN's investment objective of seeking to "preserve capital and provide current income" was revised to provide that MIN will seek "high current income but may also consider capital appreciation." Significant changes to MIN's principal investment strategies are described below.

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

65% in US and foreign government; 65% in income producing; Less than 50% in foreign governments; Less than 20% in emerging markets; Less than 30% in securities lending; and Less than 30% in when-issued.

The percentage limitation of investing less than 10% of the fund's assets in nonconvertible fixed-income lower quality securities has been eliminated and the fund's investment strategy states: "MFS generally invests substantially all of the fund's assets in investment grade debt securities."

The fund's policy of an average portfolio maturity of between 3 and 7 years changed to an average portfolio life of between 3 and 10 years.